ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



13003008

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000—18392

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ameriana 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ameriana Bancorp
2118 Bundy Avenue
New Castle, Indiana 47362-1048

REQUIRED INFORMATION

1. Financial Statements.

2. Supplementary Information.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2012

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Public Accounting Firm.

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

Ameriana 401(k) Plan

EIN 35-0377080 PN 001

Auditor's Report and Financial Statements

December 31, 2012 and 2011

Ameriana 401(k) Plan
December 31, 2012 and 2011

Contents

Report of Independent Registered Public Accounting Firm **1**

Financial Statements

Statements of Net Assets Available for Benefits 2

Statements of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) 14

Schedule H, Line 4j - Schedule of Reportable Transactions 15

BKD LLP
CPAs & Advisors

201 N. Illinois Street, Suite 700
P.O. Box 44998
Indianapolis, IN 46244-0998
317.383.4000 Fax 317.383.4200 www.bkd.com

Report of Independent Registered Public Accounting Firm

Plan Administrator and Audit Committee
Ameriana 401(k) Plan
New Castle, Indiana

We have audited the accompanying statements of net assets available for benefits of Ameriana 401(k) Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ameriana 401(k) Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the *Employee Retirement Income Security Act of 1974*. The supplemental information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

BKD, LLP

Indianapolis, Indiana
June 27, 2013

Federal Employer Identification Number: 44-0160260

Ameriana 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

Assets

	2012	2011
Investments, at fair value	$ 6,399,082	$ 5,866,792
Receivables		
Notes receivable from participants	271,134	269,520
Accrued interest and dividends receivable	646	3,162
Net Assets Available for Plan Benefits	$ 6,670,862	$ 6,139,474

See Notes to Financial Statements

Ameriana 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012 and 2011

	2012	2011
Additions		
Investment Income (Loss)		
Net appreciation (depreciation) in fair value of investments	$ 836,177	$ (100,520)
Interest and dividends	138,341	43,879
Net investment income (loss)	974,518	(56,641)
Interest Income From Notes Receivable From Participants	10,733	11,588
Contributions		
Participants	434,870	427,191
Employer	238,966	239,998
Rollovers	-	158,678
	673,836	825,867
Total additions	1,659,087	780,814
Deductions		
Benefits paid to participants	1,117,178	289,366
Administrative expenses	10,521	1,670
Total deductions	1,127,699	291,036
Net Increase	531,388	489,778
Net Assets Available for Benefits, Beginning of Year	6,139,474	5,649,696
Net Assets Available for Benefits, End of Year	$ 6,670,862	$ 6,139,474

See Notes to Financial Statements

Ameriana 401(k) Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 1: Description of the Plan

The following description of Ameriana 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan Document and *Summary Plan Description* for a more complete description of the Plan's provisions, which are available from the Plan Administrator.

General

The Plan was effective April 1, 2008. Prior to this date, the Plan Sponsor participated in a multi-employer 401(k) plan. The Plan is a defined-contribution plan sponsored by Ameriana Bancorp (Company) for the benefit of its employees who have at least three months of service and are age 21 or older. The Plan is subject to the provisions of the *Employee Retirement Income Security Act of 1974* (ERISA). Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company is the trustee of the Plan.

The Plan consist of two components under IRS Code Section 401(a). One component (non-ESOP component) is intended to qualify as a profit-sharing plan that includes a qualified cash or deferred arrangement under IRS Code Section 401(k) and allows for participant-directed investments other than Company stock. The ESOP component is intended to qualify as a qualified stock bonus plan under Code Section 4975(e)(7) and includes Company stock as the primary investment. The ESOP component has not been utilized during 2012 or 2011.

Contributions

The Plan permits eligible employees through a salary deferral election to make annual contributions of up to 100% of eligible compensation, subject to the IRS imposed limits. Participants may also make Roth elective deferral contributions. Employee rollover and catch-up contributions are also permitted. The Plan is a safe harbor plan and the Company makes qualified matching contributions of 100% of employees' salary deferral amounts on the first 4% of employees' compensation. Company discretionary contributions, including ESOP employer contributions, are determined by the Company's Board of Directors. Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various funds. Each participant has the option of directing his deferral contributions into any of the separate investment accounts and may change the allocation daily. Prior to April 1, 2011, each participant had the option of directing their employer contributions. Subsequent to the Plan restatement as of April 1, 2011, employer match contributions to the Plan are only invested in Company stock. Participants are limited to a 25% investment in Company stock.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in employer and voluntary contributions plus earnings thereon.

Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account or a joint and survivor annuity. Participants may elect a hardship withdrawal if the participant displays an immediate and heavy financial need. In-service withdrawals are also available after the attainment of age 59 1/2.

Notes Receivable From Participants

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The number of outstanding loans shall be limited to five per participant. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are generally repayable over a period of five years through payroll withholdings unless the participant is paying the loan in full. All loans bear a reasonable rate of interest as determined by the Plan Administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances.

Notes receivable from participants are reported at the amortized principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end. The amounts shown in Note 3 for securities that have no quoted market prices are estimated fair values. The Plan's interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Plan Tax Status

The Plan has not requested or obtained a determination letter, in which the Internal Revenue Service would state that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, we believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2008.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company's discretion.

Note 3: Investments

The Plan's investments are held by a bank-administered trust fund. The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2012	
	Net Appreciation in Fair Value During Year	Fair Value at End of Year
Participant-directed		
Mutual funds	$ 257,974	$ 5,627,387
Common collective funds	302,181	-
Common stock	10,547	79,984
Nonparticipant-directed		
Common stock	265,475	691,711
	$ 836,177	$ 6,399,082

	2011	
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Participant-directed		
Mutual funds	$ (92,048)	$ 3,276,936
Common collective funds	12,415	2,429,855
Common stock	(3)	17
Nonparticipant-directed		
Common stock	(20,884)	159,984
	$ (100,520)	$ 5,866,792

Ameriana 401(k) Plan
Notes to Financial Statements
December 31, 2012 and 2011

The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits were as follows:

	2012	2011
Delaware Mgmt Co Corporate Bond Instl Fund	$ 787,810	$ -
PIMCO Fundamental IndexPLUS AT Instl Fund	612,240	-
Vanguard Group Target 2015	718,187	-
Vanguard Group Target 2030	495,376	-
Ameriana Bancorp common stock	771,695	-
Principal Trust Income Fund	-	375,902
Principal Trust Target 2030	-	508,731
Principal Trust Target 2020	-	708,279
Principal Trust Target 2010	-	548,393
PIMCO Total Return	-	736,516
Principal Global Investors Money Market	-	573,415
Edge Asset Management Government and High Quality Bond	-	320,809
Principal Global Investors S&P 500 Index	-	542,943

Interest and dividends realized on the Plan's investments for the years ended 2012 and 2011 were $138,341 and $43,879, respectively.

Note 4: Net Assets by Participant and Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the participant and nonparticipant-directed investments is as follows:

	2012		
	Nonparticipant-Directed	Participant-Directed Funds	Total
Additions			
Investment income			
Net appreciation in fair value of investments	$ 265,475	$ 570,702	$ 836,177
Interest and dividends	1,898	147,176	149,074
Participant contributions	-	434,870	434,870
Employer contributions	238,966	-	238,966
Transfer	38,897	-	38,897
Total additions	545,236	1,152,748	1,697,984
Deductions			
Benefits paid to participants	13,076	1,104,102	1,117,178
Administrative expenses	1,450	9,071	10,521
Transfer	-	38,897	38,897
Total deductions	14,526	1,152,070	1,166,596
Net Increase	530,710	678	531,388
Net Assets Available for Benefits, Beginning of Year	160,001	5,979,473	6,139,474
Net Assets Available for Benefits, End of Year	$ 690,711	$ 5,980,151	$ 6,670,862

Ameriana 401(k) Plan
Notes to Financial Statements
December 31, 2012 and 2011

	2011		
	Nonparticipant-Directed	Participant-Directed Funds	Total
Additions			
Investment income			
Net depreciation in fair value of investments	$ (20,885)	$ (79,635)	$ (100,520)
Interest and dividends	400	55,067	55,467
Participant contributions	-	427,191	427,191
Employer contributions	174,632	65,366	239,998
Rollover contributions	-	158,678	158,678
Transfer	9,610	-	9,610
Total additions	163,757	626,667	790,424
Deductions			
Benefits paid to participants	3,670	285,696	289,366
Administrative expenses	86	1,584	1,670
Transfer	-	9,610	9,610
Total deductions	3,756	296,890	300,646
Net Increase	160,001	329,777	489,778
Net Assets Available for Benefits, Beginning of Year	-	5,649,696	5,649,696
Net Assets Available for Benefits, End of Year	$ 160,001	$ 5,979,473	$ 6,139,474

Note 5: Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan invests in certain funds of the Plan trustee. The Plan paid $10,521 and $1,670 of recordkeeping fees to Principal Trust Company during the years ended December 31, 2012 and 2011. The Company provides certain administrative services at no cost to the Plan.

Note 6: Reconciliation of Financial Statements to Form 5500

Differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements include the reporting of accrued interest and dividends receivable. Accrued interest and dividends are included in the balance of individual mutual fund investments and participant loans on Form 5500 while being excluded from the balance of individual mutual funds and participant loans and reported on a separate line in the accompanying financial statements.

Note 7: Disclosures About Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Recurring Measurements

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2012 and 2011:

		2012 Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds				
Large U.S. equity	$ 1,053,499	$ 1,053,499	$ -	$ -
Small/mid U.S. equity	468,614	468,614	-	-
International equity	412,259	412,259	-	-
Short-term fixed income	320,952	320,952	-	-
Fixed income	829,704	829,704	-	-
Balanced asset allocation	2,539,930	2,539,930	-	-
Other	2,429	2,429	-	-
Common stock	771,695	771,695	-	-
	$ 6,399,082	$ 6,399,082	$ -	$ -

		2011 Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds				
Large U.S. equity	$ 906,526	$ 906,526	$ -	$ -
Small/mid U.S. equity	417,540	417,540	-	-
International equity	322,130	322,130	-	-
Short-term fixed income	573,415	573,415	-	-
Fixed income	1,057,325	1,057,325	-	-
Common collective funds	2,429,855	-	2,429,855	-
Common stock	160,001	160,001	-	-
	$ 5,866,792	$ 3,436,937	$ 2,429,855	$ -

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2012. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include mutual funds and Company stock. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include the common collective trust funds. The Plan currently holds no Level 3 securities.

Following is a description of the valuation methodologies and inputs used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common collective funds:

Valued at the net asset value (NAV) of shares held by the Plan at year end. Shares may be redeemed on a daily basis as there are no restrictions on the frequency of redemptions.

Investment objectives:

Principal Trust Income Fund - To seek current income and, as a secondary objective, capital appreciation.

Principal Trust Target 2010 - 2050 Funds - To seek total return consisting of long-term growth of capital and current income, consistent with the investment strategy of an investor who expects to retire in the year of the fund name.

Note 8: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedules

Ameriana 401(k) Plan

Employer Identification Number: 35-0377080 Plan Number: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

(a)(b) Identity of Issuer	(c) Description of Investment	(d) Current Cost	(e) Current Value
Mutual Funds			
Delaware Management Company Corporate Bond Instl Fund	126,658 shares	$ 803,407	$ 787,810
MFS Emerging Markets Debt R4 Fund	450 shares	7,342	7,359
PIMCO Real Return Instl Fund	376 shares	4,779	4,609
PIMCO Foreign Bond (Unhedged) I Fund	481 shares	5,522	5,242
PIMCO Income P Fund	1,870 shares	23,137	23,116
Prudential Investments High Yield Z Fund	274 shares	1,549	1,568
Vanguard Group Short Term Federal Fund	28,930 shares	315,017	312,440
Lord Abbott & Company Short Duration Income I Fund	1,145 shares	5,315	5,325
Oppenheimer Funds Senior Floating Rate Y Fund	248 shares	2,043	2,050
PIMCO Short-Term Instl Fund	115 shares	1,140	1,137
Prudential Investments Global Real Real Estate Z Fund	32 shares	680	701
Harbor Mutual Funds - International Institutional Fund	1,923 shares	115,373	119,450
MFS International Value R4 Fund	40 shares	1,067	1,092
Oppenheimer Funds International Growth Y Fund	5,182 shares	154,845	159,141
Oppenheimer Funds Developing Markets Y Fund	3,781 shares	128,917	131,875
Goldman Sachs Small Cap Value Instl Fund	31 shares	1,387	1,371
Janus Triton I Fund	282 shares	5,148	5,101
Oppenheimer Funds Main Street Small Cap Y Fund	7,424 shares	177,220	179,150
*Principal Global Investors Midcap Institutional Fund	9,841 shares	156,119	154,506
Vanguard REIT Index Signal Fund	832 shares	20,455	20,698
Vanguard Midcap Value Index Investor Fund	420 shares	9,701	9,733
Wells Fargo Advantage Discovery Institutional Fund	3,735 shares	103,730	98,055
PIMCO Fundamental IndexPLUS AT Institutional Fund	104,300 shares	644,277	612,240
Yacktman Focused Fund	6,051 shares	126,236	124,173
Touchstone Sands Capital Institutional Growth Fund	18,521 shares	335,718	317,086
RS Global Natural Resources Y Fund	36 shares	1,322	1,322
PIMCO Commodity Real Return Strategy Instl Fund	167 shares	1,144	1,107
Vanguard Income Fund	8,921 shares	109,692	108,747
Vanguard Group Target 2015	53,676 shares	731,572	718,187
Vanguard Group Target 2025	17,128 shares	236,682	232,772
Vanguard Group Target 2035	11,796 shares	168,605	166,207
Vanguard Group Target 2045	6,903 shares	101,958	100,438
Vanguard Group Target 2010	7,421 shares	182,653	179,057
Vanguard Group Target 2020	13,090 shares	317,162	311,928
Vanguard Group Target 2055	175 shares	4,373	4,339
Vanguard Group Target 2050	1,723 shares	40,353	39,780
Vanguard Group Target 2040	7,899 shares	185,852	183,099
Vanguard Group Target 2030	21,188 shares	503,201	495,376
		5,734,693	5,627,387
***Ameriana Bancorp common stock**		519,578	771,695
***Participant Loans**	4.25% - 9.25%	271,134	271,134
		$ 6,525,405	$ 6,670,216

*Party-in-interest

Ameriana 401(k) Plan

Employer Identification Number: 35-0377080 Plan Number: 001
Schedule H, Line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2012

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Issuer	Ameriana Bancorp common stock (includes participant-directed and nonparticipant-directed funds)					
	Purchases	$ 375,648		$ 375,648	$ 375,648	
	Sales		$ 39,977	34,615	39,977	$ 5,362

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: JUNE 27, 2013

Ameriana 401(k) Plan

By: 

Plan Administrator

US2008 4680299 1

Consent of Independent Registered Public Accounting Firm

BKD LLP
CPAs & Advisors

201 N. Illinois Street, Suite 700
P.O. Box 44998
Indianapolis, IN 46244-0998
317.383.4000 Fax 317.383.4200 www.bkd.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Ameriana Bancorp on Form S-8 (File Number 333-173278) of our report dated June 27, 2013, on our audits of the statements of net assets available for benefits of Ameriana 401(k) Plan as of December 31, 2012 and 2011 and the related statements of changes in net assets available for benefits for the years ended December 31, 2012 and 2011, which report is included in its December 31, 2012 Annual Report on Form 11-K.

BKD, LLP

BKD, LLP

Indianapolis, Indiana
June 27, 2013